Rock Resources Inc.

#2120 – 1055 West Hastings Street   Vancouver, B.C.   V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

SUPPL

TSX RCK

==

October 28, 2002

SEC MAIL RECEIVED PROCESSING
NOV 05 2002
WASH, D.C. 180 SECTION

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

02055841

Dear Sirs:

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

RE: Form 27 (Material Change Report) Dated October 28, 2002
Pursuant to News Release Dated October 28, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 11/18

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 Reporting Issuer

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 Date of Material Change

October 28, 2002 - Vancouver, British Columbia

Item 3 Press Release

October 28, 2002

Item 4 Summary of Material Change Please see item 5 below for details.

Rock Resources Inc. announces closing of private placement announced on June 7, 2002 for 407,822 units at a price of $1.50/unit providing gross proceeds of Cdn$611,733, each unit comprised of two common shares and two common share purchase warrants.

Rock is entering into agreements to raise up to Cdn$500,000 by way of convertible loan notes from overseas and/or Canadian investors. The loan notes will commence November 1, 2002 for a three month term. Interest shall accrue on a per diem basis at the annual rate of 12%. Principal and interest are repayable by January 31, 2003 or maybe converted into shares at the Company's option during the term. Detachable warrants will be issued equal to 40% of the loan value divided by the Market Price prevailing at the time of the issue of the loan notes. Such warrants will have an exercise price set at the Market Price prevailing at the time of the issue of the loan notes until March 31, 2003. Rock may at its option repay all or part of the loan notes principal and interest in cash or shares at any time during the term of the loan.

Item 5 Full Description of Material Change

News Release – October 28, 2002

PRIVATE PLACEMENT CLOSING:

VANCOUVER, B.C.-- Rock Resources Inc. ("RCK") is pleased to report that further to the TSX notice dated August 8, 2002, management is pleased to announce the closing of it's private placement announced on June 7, 2002 for 407,822 units at a price of $1.50/unit providing gross proceeds of Cdn$611,733, each unit comprised of two common shares and two common share purchase warrants (one warrant referred to as an "A" Warrant and one warrant referred to as a "B" Warrant). Each A warrant entitles the Purchaser to acquire one common share at a price of $1.00 until June 30, 2003. Each B warrant entitles the Purchaser to acquire one common share at a price of $1.50 until November 30, 2003. The securities will have a four month hold period. The proceeds of the financing will be used for general working capital, current obligations and

development of mineral properties. A finder's fee of 80,000 warrants at $1.00 will be paid to RP&C International; $750.00 cash to Wayne Tkachuk and 2,800 common shares at $0.75 to Rusty Hendrickson.

FINANCINGS BEING NEGOTIATED:

Rock is entering into agreements to raise up to Cdn$500,000 by way of convertible loan notes from overseas and/or Canadian investors. Funds will be used for exploration, current obligations and development of the Company's projects.

The loan notes will commence November 1, 2002 for a three calendar month term. Interest shall accrue on a per diem basis at the annual rate of 12%. Principal and interest are repayable by January 31, 2003 or maybe converted into shares at the Company's option during the term. Repayment of the loan facility will come from working capital if not converted into shares.

If repayment is by way of share conversion, shares will be issued at the Discounted Market Price prevailing at the time of the issue of the loan notes for the principal sum and at the Market Price prevailing at the time of conversion of interest.

Detachable warrants will be issued equal to 40% of the loan value divided by the Market Price prevailing at the time of the issue of the loan notes. Such warrants will have an exercise price set at the Market Price prevailing at the time of the issue of the loan notes until March 31, 2003, after which time they expire. All securities will have a four month hold period.

Rock Resources may at its option repay all or part of the loan notes principal and interest in cash or shares at any time during the term of the loan.

All of the foregoing matters are subject to all necessary regulatory approvals.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President

Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

October 28, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.